Exhibit 99.1

Borr Drilling Announces Pricing of Public Offering of Common Shares

Hamilton, Bermuda, December 9, 2025 – Borr Drilling Limited (NYSE: BORR) (the “Company”) announces today that it has priced its previously announced offering of 21 million common shares at a price of $4.00 per share for total gross proceeds of $84 million (the “Equity Offering”).

The Company plans to use the proceeds from the Equity Offering, together with proceeds from a concurrent debt offering, seller financing and, if necessary, available cash, for the potential acquisition of five premium jack-up rigs and for general corporate purposes, which may include debt service, capital expenditures, funding of working capital and potential mergers and acquisitions. It is expected that delivery of the common shares offered in the offering will be made against payment therefore on or around December 10, 2025. DNB Carnegie, Inc. and Clarksons Securities AS are joint global coordinators and bookrunners, Citigroup Global Markets, Inc., Fearnley Securities AS and Pareto Securities AS are joint bookrunners, and BTIG, LLC and Morgan Stanley & Co. LLC are co-managers for the Equity Offering.

The Equity Offering was made pursuant to an effective shelf registration statement which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on April 11, 2025.  The Equity Offering was made only by means of a prospectus and a related prospectus supplement. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying prospectus related to the offering may be obtained, when available, by contacting DNB Carnegie, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at:  _DNB_Carnegie_Compliance_US@dnbcarnegie.com.

As previously communicated, the Company has started the process to list its shares at the Euronext Growth Oslo, as a first step towards a re-listing on the Oslo Stock Exchange (“OSE”). Following satisfaction of customary listing requirements, the Company’s shares are expected to begin trading on the Euronext Growth Oslo on December 19, 2025. Participants in the Equity Offering may convert to and receive delivery of newly issued shares in the Norwegian VPS and, upon completion of the listing, trade their shares on the Euronext Growth Oslo. DNB Carnegie is acting as Euronext Growth Advisor in the re-listing. Existing shareholders may also elect to convert their shares from DTC to VPS, please contact your bank or broker holding the shares to initiate the conversion.

Upon completion of the OSE re-listing, the Company is expected to be dual listed on the OSE and the NYSE, with the NYSE to remain the Company’s primary listing.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the Equity Offering, including the intended use of proceeds, the listing and relisting of shares on certain stock exchanges described herein, including the expected timing thereof, and other non-historical statements.  The forward-looking statements included in this press release are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements, including risks relating to settlement of the Equity Offering and the ultimate use of proceeds of the Equity Offering including the acquisition of five premium jack-up rigs, the ability to complete the listing and/or relisting of shares on certain stock exchanges,  and other risks described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with and submissions to the SEC. As such, readers should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208